P.O. Box 2600

Valley Forge, PA 19482 anthony_coletta@vanguard.com

via electronic filing

January 30, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard Institutional Index Funds (the “Trust”)
File No. 33-34494
Post-Effective Amendment No. 97

Dear Ms. Larkin,

This letter responds to your comments provided on January 6, 2025, to the above referenced post-effective amendment that was filed with the Commission on November 22, 2024. In this letter, Vanguard Ultra-Short Treasury ETF and Vanguard 0-3 Month Treasury Bill ETF, each a new series of the Trust, will be referred to as the “Fund,” or collectively, the “Funds.”

Vanguard Ultra-Short Treasury ETF

Comment 1:	ETF Summary – Principal Investment Strategies
Comment:	Please consider revising the Fund’s 80% policy to clarify that it includes net assets plus borrowing.
Response:	The disclosure has been revised in accordance with this comment.
Comment 2:	ETF Summary – Principal Risks
Comment:	Please consider including a concentration risk explaining that the Fund will concentrate to the extent that the index concentrates.
Response:	The disclosure has been revised in accordance with this comment.
Comment 3:	More on the Fund and ETF Shares – Security Selection
Comment:	In the second paragraph of this section, please consider adding a sentence disclosing the number of components in the applicable index.
Response:	The disclosure has been revised in accordance with this comment.
Comment 4:	More on the Fund and ETF Shares – Security Selection
P.O. Box 2600
Valley Forge, PA 19482
anthony_coletta@vanguard.com
Comment:	The last sentence of the bullet point that discusses U.S. government	and agency
bonds states, “The Fund may concentrate (invest over 25%) its investments in government securities.” Please consider changing “may” to “will.”
Response:		The disclosure has been revised in accordance with this comment.
Vanguard 0-3 Month Treasury Bill ETF
Comment 5:		ETF Summary – Principal Investment Strategies
Comment:		Please consider revising the Fund’s 80% policy to clarify that it includes net assets plus borrowing.
Response:		The disclosure has been revised in accordance with this comment.
Comment 6:		ETF Summary – Principal Risks
Comment:		Please consider including a concentration risk explaining that the Fund will concentrate to the extent that the index concentrates.
Response:		The disclosure has been revised in accordance with this comment.
Comment 7:		More on the Fund and ETF Shares – Security Selection
Comment:		In the second paragraph of this section, please consider adding a sentence disclosing the number of components in the applicable index.
Response:		The disclosure has been revised in accordance with this comment.
Comment 8:		More on the Fund and ETF Shares – Security Selection
Comment:		The last sentence of the bullet point that discusses U.S. government and agency bonds states, “The Fund may concentrate (invest over 25%) its investments in government securities.” Please consider changing “may” to “will.”
Response:		The disclosure has been revised in accordance with this comment.
Comment 9:		More on the Fund and ETF Shares
Comment:		Vanguard Ultra-Short Treasury ETF has disclosure in this section that states,
“Although falling interest rates tend to strengthen bond prices, they can cause other problems for bond fund investors—bond calls and prepayments.” Please consider including this disclosure in the same section for this Fund as well.
Response:		The disclosure has been revised in accordance with this policy.
For Both Funds
Comment 10:		Statement of Additional Information – Fundamental Policies
P.O. Box 2600
Valley Forge, PA 19482
anthony_coletta@vanguard.com
Comment:	In the Industry Concentration policy, please consider clarifying the fundamental policy by referencing that each Fund will concentrate in government securities to be consistent with the prospectus.
Response:	The disclosure has been revised in accordance with this comment.

Please contact Sanu Thomas at sanu_thomas@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Anthony Coletta

Anthony Coletta

Assistant General Counsel

The Vanguard Group, Inc.